Exhibit 77(c)

Matters submitted to a Vote of Security Holders

An August 29, 2006, Special Meeting of Shareholders for ING Convertible Fund was held at which the shareholders were asked:

      1. To approve an Agreement and Plan of Reorganization by and among Convertible Fund and ING Balanced Fund ("Balanced Fund"), providing for the reorganization of Convertible Fund with and into Balanced Fund*

                                                     Shares voted
                                                      against or
Fund                Proposal     Shares voted for      withheld      Shares abstained          Total Shares Voted
                    --------     ----------------      --------      ----------------          ------------------
ING Convertible         1         3,346,075.598       113,101.486      208,158.845               3,667,335.929

*This meeting was previously adjourned twice - first on July 18, 2006 and again on August 8, 2006.